

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Yusuke Shono
Chief Executive Officer and Director
Warrantee Inc.
1103, Kitahama Craft
2-4-1 Doshomachi, Chuo-ku
Osaka City, Osaka 541-0045, Japan

> **Re: Warrantee Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 7, 2022**
> **CIK No. 0001900564**

Dear Mr. Shono:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Filed February 7, 2022

Prospectus Summary, page 1

1. Where you disclose on page 1 that you currently have one corporate sponsor contract, please indicate that the contract ends on December 31, 2022. In an appropriate place in your prospectus, please identify Paygene Co., Ltd. as the party to this sponsor contract. To the extent that Paygene has missed any scheduled payments under the sponsor contract, or otherwise violated or breached any clause of the contract, please disclose this fact.

2. Your current disclosure often suggests that you have multiple corporate sponsors. Please revise throughout, as appropriate, to provide context for your disclosure by identifying the number of corporate sponsors for which you have provided the referenced services. For example, in your disclosure on page 2 that you have designed and conducted campaigns for corporate sponsors in the commercial healthcare vertical, please identify the number of such corporate sponsors. This is just one example. Please also indicate the number of corporate sponsors that you have had in each of the durables vertical and commercial healthcare vertical, and indicate that you do not have any current customers in the durables vertical. Where you discuss the make up of your corporate sponsors (manufacturers, suppliers, agencies) please indicate the number of each type that have been corporate sponsors, and please do not use the plural form unless you have had multiple corporate sponsors that meet the description (ex: "medical device manufacturers").

Summary Consolidated Financial Information and Operating Data, page 10

3. Please modify your reconciliation of the non-GAAP measure Adjusted EBITDA to reconcile from Net Income (Loss) as the most directly comparable GAAP financial measure. Refer to Question 103.02 of the "Non-GAAP Financial Measures" Compliance & Disclosure Interpretations. Additionally, when presenting Adjusted EBITDA Margin, please also disclose the GAAP measure of Net Income (Loss) Margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please implement these changes throughout your filing.

4. Please revise to explain how management uses the Non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin and explain why you believe they are useful to potential investors. Refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

We have a limited number of customers..., page 13

5. Please clearly state the total number of unique corporate sponsors you have had to date, as well as the number of corporate sponsors you had in each of the years ended March 31, 2021 and 2020. Please also revise to remove any suggestions that you have had numerous corporate sponsors. For example, your discussion that your customers have been concentrated in certain market sectors suggests that you have had numerous corporate sponsors within each segment. Similarly, where you state that historically it has been hard for you to generate recurring revenues from a customer, please clarify that you have never generated recurring revenue, to the extent accurate.

Our dependence on third-party insurance companies, page 14

6. Please identify the two insurance companies that you use, and file any agreements with them as a material contract. In the alternative, please tell us why you are not required to do so.

<u>We have identified deficiencies that could aggregate to a material weakness in our internal control over financial reporting, page 22</u>

7.   Please revise your disclosure to describe the "certain deficiencies resulting from multiple audit adjustments that could aggregate to a material weakness in [y]our internal control over financial reporting."

<u>We cannot assure you that the ADSs will become liquid..., page 23</u>

8.   You state that you cannot provide assurance that you will meet the initial Nasdaq listing standards. Please clarify whether approval of listing on Nasdaq is a condition to the offering.

<u>ADS holders may not be entitled to a jury trial..., page 27</u>

9.   Please disclose whether the jury trial waiver provision would apply if an ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.

<u>Risks Related to Japan, page 28</u>

10.   We note disclosure on page 72 of certain additional rights provided to shareholders who own a specified percentage, such as the ability of a shareholder holding 90% or more of the total voting rights to demand that all other shareholders sell their shares or the ability of a shareholder holding 10% or more to apply for dissolution of the company. Please add risk factor disclosure, as appropriate, highlighting the material risks to investors that may result from such additional rights.

<u>Capitalization, page 33</u>

11.   Please revise to also provide your capitalization disclosures in your reporting currency on both an actual, pro forma and pro forma as adjusted basis.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40</u>

12.   In several instances you indicate that two or more factors contributed to material changes in your results of operations. As an example, we note the discussion on page 42 indicating revenue increases from market campaign services in the durable verticals and the commercial healthcare vertical were partially offset by revenue decreases from miscellaneous services including advertising, licensing and system development services. To the extent that two or more factors contributed to a material change, please identify and quantify each factor.

Liquidity and Capital Resources, page 43

13.   Please revise your liquidity disclosure to better explain the basis for your assertion that your current sources of liquidity and capital will be sufficient to finance your operations for the next 12 months. In this regard, we note your disclosure that you believe your sources of liquidity and capital, including the net proceeds from this offering, will be sufficient for the next 12 months, yet you also state that you have uncertainty regarding your ability to maintain liquidity sufficient to operate your business effectively, which raises doubt as to your ability to continue as a going concern. Clearly disclose whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Similarly expand your risks regarding the doubt of your ability to continue as a going concern on page 12 to include information in your response to this comment. Refer to Item 5.B of Form 20-F, and Section IV of SEC Release No. 33-8350.

Customers, page 53

14.   Please disclose the number of customers to date that have been corporate sponsorship customers. To the extent that you no longer intend to focus on the generation of revenue from your miscellaneous services, please clarify this here and elsewhere in the document where you discuss such services.

15.   Where you state that your customers are blue chip companies, please disclose how you define blue chip and indicate the number of customers you have had that are considered "blue chip" and whether any of such customers were corporate sponsors.

Intellectual Property, page 56

16.   We note your disclosure that you have registered patents for the system underlying your business model. Please indicate whether the method in which you conduct your business is the subject of such patent(s), and whether this means that no other companies can set up a business utilizing sponsored product insurance in exchange for user data. Please also indicate the duration and expiration date of such patent(s).

Principal Shareholders, page 66

17.   Your disclosure in footnote 5 on page 67 that "[t]he aggregate number of common shares beneficially owned by Mr. Tsuga reflects (i) 22,500 common shares held by Mr. Hasumi directly…" appears to be a typo. Please revise or clarify.

Certain Relationships and Related Party Transactions, page 68

18.   Please update the disclosure so that it reflects the related party transactions as of the date of the document. Please also confirm that you have disclosed all transactions required to be disclosed by Item 7.B. of Form 20-F, as we note that such disclosure is not limited to transactions in which the amount involved exceeded $120,000.

Description of Share Capital and Articles of Incorporation, page 70

19.   Please add risk factors discussing the risks relating to the exemption of board of directors and corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act.

Warrantee Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
7. Share-Based Compensation, page F-21

20.   Your disclosure on page F-22 indicates that compensation cost associated with the 4th Series stock options issued to non-employees is being recognized on a straight-line basis over their implicit services period. Your disclosure also indicates that there was ¥88,509 thousand of unrecognized expense associated with these options included in prepaid expense in your consolidated balance sheet at March 31, 2021. Please revise to disclose the implicit service period over which this stock-based compensation cost will be recognized as expense in your financial statements. The notes to your interim financial statements should be similarly revised.

21.   Please revise to disclose the fair value per share that was used to calculate or determine the aggregate intrinsic value of the outstanding and exercisable options disclosed in the table on page F-23.

Condensed Consolidated Statements of Stockholders' Equity (Unaudited), page F-32

22.   Please revise to include a statement of changes in stockholders' equity for the period from March 31, 2020 through September 30, 2020. Refer to the guidance in Rule 10-01(a)(7) of Regulation S-X.

Warrantee Inc. Interim Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
2. Revenue, page F-37

23.   Please revise the notes to your interim financial statements for each period presented to include the disaggregated revenue disclosures required by ASC 606-10-50-5. The notes to your interim financial statements should also be revised to include the disclosures outlined in ASC 606-10-50-8 with respect to your deferred revenues and ASC 340-40-50 with respect to your deferred contract costs, as applicable.

General

24. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

    You may contact James Giugliano at 202-551-3319 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Daniel K. Donahue, Esq.